securities AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of March, 2008

ECTEL LTD.

(Translation of Registrant`s Name into English)

10 Amal Street

Park Afek

Rosh Ha'ayin 48092

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]                 Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ]                       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on March 18, 2008 announcing "Telekom Srpske Places First Time Order for ECtel's Fraud Management Solution". Such press release is hereby incorporated by reference into the Registrant`s Registration Statement on Form S-8, Registration No. 333-127576.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//_______________________

Michael Neumann
Senior Vice President and

Chief Financial Officer

Dated:  March 24, 2008

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Index to Exhibits

Exhibit No.                  Exhibit

1                                  Press Release issued March 18, 2008

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EXHIBIT 1

Telekom Srpske Places First Time Order for ECtel's Fraud Management Solution

The Order Strengthens ECtel`s Position in Eastern Europe

ROSH HA'AYIN, Israel, March 18th, 2008. ECtel Ltd. (NASDAQ: ECTX), a leading provider of Integrated Revenue Management(TM) (IRM(TM)) solutions for communications service providers, announced that Telekom Srpske, a leading operator based in Banja Luka, Bosnia and Herzegovina, placed a first time order for ECtel's fraud detection and prevention solution, FraudView(TM).

ECtel won this tender in cooperation with Saga, a leading System Integrator representing ECtel in the region.

Telecom Srpske, one of the largest communications providers listed on the Banja Luka Stock Exchange, (BLSE: TLKM-R-A) will use ECtel's FraudView to detect, and ultimately prevent, different types of fraud and patterns of unusual behavior, allowing Telekom Srpske to defend itself against losses and maximize efficiency and effectiveness.

"FraudView will provide us with the tools we need to maximize our revenue potential while giving us the most flexible solution available to support all of our evolving needs," said Sasa Adamović, Executive Director for Fixed Network of Telekom Srpske. "ECtel`s products will allow us to gain a competitive edge over other telecom operators. We are very excited about incorporating ECtel`s leading solutions into our platform and we look forward to a long and productive relationship with the Company."

FraudView, the most comprehensive fraud management solution for telecom operators, is designed to meet the needs of wireline, wireless, convergent and next generation communications service providers. FraudView features an array of unique, state-of-the-art fraud detection and prevention technologies, including customer acquisition, risk management, new subscriber evaluation, best in class network traffic and usage monitoring, providing customers with thousands of unique fraud controls.

Designed to meet the needs of all communications service providers (CSPs), FraudView enables real-time detection and prevention of numerous fraud types, both internal and external, allowing its users to stem revenue losses across all business lines and services. Deployed at over 75 operators worldwide, FraudView boasts the industry's largest installed base for wireline and wireless operators and the market's first solutions supporting 3G and VoIP networks.

"The fact that Telekom Srpske, one of the region`s leading communications providers, chose ECtel to provide it with a fraud detection and prevention solution, attests once again to the superiority and capabilities of our products," said Mr. Itzik Weinstein, President and CEO of ECtel. "We look forward to working with Telekom Srpske and we are confident that FraudView will help them run their business more efficiently, giving them a significant edge in today`s competitive marketplace."

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About ECtel

ECtel (NASDAQ:ECTX) is a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions for communications service providers.  A pioneering market leader for nearly 20 years, ECtel offers carrier-grade solutions that enable wireline, wireless, converged and next generation operators to fully manage their revenue and cost processes. ECtel serves prominent Tier One operators, and has more than 100 implementations in over 50 countries worldwide. Established in 1990, ECtel maintains offices in the Americas and Europe. For more information, visit www.ectel.com.

About Telekom Srpske

Telekom Srpske is one of the largest telecommunications provider listed on the Banja Luka Stock Exchange. Its main activities include the provision of services falling within the area of telecommunications. Accordingly, TS holds licenses for mobile network and services, fixed network and services and provision of Internet services throughout BiH and long distance services - international.

Telekom Srpske has more than 1.3 million subscribers, including 360,000 fixed network users, over 950,000 mobile network users and about 45,000 Internet services users.

The company also owns establishment shares in three companies and is responsible for construction and maintenance of telephone booths, the activities of which are currently carried out by Telekard, a wholly owned subsidiary of Telekom Srpske.

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance and products of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the reoccurrence of sales to existing customers, the ability to recognize revenue in future periods as anticipated, the possible slow-down in expenditures by telecom operators, the unpredictability of the telecom market, product and market acceptance risks, ability to complete development and market introduction of new products, the impact of competitive pricing and offerings, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Company Contacts:

ECtel Ltd.
Michael Neumann, Senior Vice President and CFO
Renée van Oostveen, MarCom Manager
Tel: +972-3-9002115
Fax: +972-3-9002103
Email: mickeyne@ectel.com; ir@ectel.com

Media Contacts:

Ruder Finn Israel for ECtel
Matthew Krieger
Tel: +972-544-676-950
Email: matthew@ruderfinn.co.il

Investor Relations Contacts:

GK Investor Relations for ECtel
Ehud Helft\Kenny Green
Tel:  617 418 3096 \  646 201 9246
Email: info@gkir.com

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